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Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor		Predecessor
	Year Ended December 31,	Nine Months Ended December 31,	Three Months Ended March 31,	Years Ended December 31,
	2012	2011	2011	2010	2009	2008
Income before income tax expense	$1,391	$892	490	1,873	1,921	2,267
Add: estimated fixed charges	513	342	171	689	705	671
Add: estimated amortization of capitalized interest	9	7	2	10	11	12
Less: interest capitalized	(18)	(5)	(3)	(12)	(10)	(14)

Total earnings available for fixed charges	$1,896	$1,237	660	2,560	2,627	2,936

Estimate of interest factor on rentals	$28	$38	18	62	63	68
Interest expense, including amortization of premiums, discounts and debt issuance costs	467	299	150	615	632	589
Interest capitalized	18	5	3	12	10	14

Total fixed charges	$513	$342	171	689	705	671

Ratio of earnings to fixed charges	3.7	3.6	3.9	3.7	3.7	4.4

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  Exhibit 12
QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)